[SRSY Letterhead]

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

May 5, 2011

Via EDGAR

Michelle Roberts, Esquire
Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
Registration Statement on Form N-14 (File Number: 333-163965)

Dear Ms. Roberts:

This letter (the “Response Letter”) responds to each of the comments provided orally to me on April 27, 2011, and supplemented on April 29, 2011, regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Nationwide Variable Insurance Trust (the “Registrant”).  The Registration Statement was filed to register Class I, Class III, and Class VI shares of beneficial interest, without par value, of the NVIT International Equity Fund (the “International Equity Fund”), a series of the Registrant, that will be issued to shareholders of the NVIT Worldwide Leaders Fund (the “Worldwide Leaders Fund”), a series of the Registrant, in connection with the transfer of substantially all of the assets of the Worldwide Leaders Fund to the International Equity Fund in exchange for Class I, Class III, and Class VI shares of beneficial interest of the International Equity Fund, pursuant to the Plan of Reorganization.

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  We have addressed the comments provided by each of you separately in this Response Letter.  The revisions indicated below will be included in the Registrant’s subsequent filing under Rule 497 related to the Registration Statement.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

Michelle Roberts, Esquire
U.S. Securities and Exchange Commission
May 5, 2011

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Tony Burak’s Comments (as provided by Michelle Roberts and Tony Burak)

1.
Comment – If the Funds are expected to incur brokerage costs related to the repositioning of the portfolios as a result of the merger, the Funds should provide an estimate of the brokerage costs.  The costs should be shown as an adjustment to the capitalization table, pro form statement of assets and liabilities, and pro forma statement of operations.  In the alternative, if accurate, please footnote the capitalization table to indicate that brokerage costs are not anticipated to be material.

Response – Registrant has indicated in a footnote to the capitalization table that brokerage costs are not anticipated to be material.

2.
Comment – In the pro forma statement of investments, please include the following footnote: “As of December 31, 2010, all of the holdings of the Acquired Fund would comply with the investment restrictions or compliance guidelines of the Acquiring Fund.”  In the alternative, please footnote those securities of the Worldwide Leaders Fund that are not expected to be retained by the International Equity Fund once the merger is completed.

Response – Registrant has included a footnote in the pro forma statement of investments indicating those securities that are no longer held by the Worldwide Leaders Fund as of April 29, 2011, which indicates those securities that will not be retained by the International Equity Fund once the merger is completed.

Michelle Robert’s Comments

3.
Comment – In the last paragraph of the Notice of Special Meeting of Shareholders, please revise the sentence that discusses attendance at the meeting will not revoke a previously tendered proxy.  Please consider adding a statement indicating that the proxy may only be revoked in accordance with certain procedures as discussed in the Proxy Statement/Prospectus, or, alternatively, that the proxy will be revoked if you attend and vote in person.

Response – Registrant has added the following sentence to the referenced section: “For more information about revoking a previously tendered proxy, please see “May I revoke my proxy?” on page 33 of the Proxy Statement/Prospectus.”

4.	Comment – In the Fees and Expenses table, please add “After May 1, 2012” before the second sentence in footnote 2.

Michelle Roberts, Esquire
U.S. Securities and Exchange Commission
May 5, 2011

Response – Registrant has considered the SEC Staff’s comment.  Registrant notes that this footnote disclosure is derived directly from the registration statement of the Funds.  Registrant also believes that adding the requested disclosure will make the sentence inaccurate as it implies that, after the term of the expense limitation agreement expires, only the Board of Trustees may change or eliminate the expense limitation agreement.  Therefore, Registrant declines to make the requested change.

5.	Comment – Please update the page number reference on page 16 of the Proxy Statement/Prospectus.

Response – Registrant has made the requested change.

6.	Comment – Please clarify the tax consequences of the Transaction to a shareholder that owns 80% or more of the shares of the Worldwide Leaders Fund.

Response – Registrant confirms that there will be no tax consequences of the Transaction to a shareholder that owns 80% or more of the shares of the Worldwide Leaders Fund.  Registrant has considered adding additional disclosure to the Proxy Statement/Prospectus in response to the SEC staff’s comment.  However, Registrant believes that such a situation where the Transaction does not qualify as a tax-free reorganization coupled with a shareholder that owns at all relevant times 80% or more of the Worldwide Leaders Funds is sufficiently remote as to not warrant additional disclosure that may make the section overly complex and confusing.

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

cc:           Allan Oster, Esq.
Barbara A. Nugent, Esq.
Prufesh R. Modhera, Esq.